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                              March 8, 2021

       David Gladstone
       Chief Executive Officer, President and Chief Investment Officer Gladstone Acquisition Corp
       1521 Westbranch Drive
       Suite 100
       McLean, VA 22102

                                                        Re: Gladstone
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 9,
2021
                                                            File No. 333-252916

       Dear Mr. Gladstone:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed February 9, 2021

       Competitive Advantages
       Manner of Conducting Redemptions, page 104

   1. Noting the disclosure that "each public stockholder may elect to redeem its public shares irrespective of whether
they vote for or against the proposed transaction," please revise to address abstentions. If
public stockholders much vote for or against a proposed business combination in order to
be able to redeem their shares, please revise your Summary
                                                        section, along with
other applicable sections in the prospectus to prominently disclose this.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Gladstone
Gladstone Acquisition Corp
March 8, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.



FirstName LastNameDavid Gladstone                          Sincerely,
Comapany NameGladstone Acquisition Corp
                                                           Division of
Corporation Finance
March 8, 2021 Page 2                                       Office of Finance
FirstName LastName